

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

Worthing Jackman
President and Chief Executive Officer
Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge
Ontario L4H 4G3
Canada

      Re: Waste Connections, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed February 16, 2023
          File No. 001-34370

Dear Worthing Jackman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation